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02019469

[...]ED STATES
[...]EXCHANGE COMMISSION
[...]gton, D.C. 20549

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SEC FILE NUMBER
8- 28988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
APR 01 2002
303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING January 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. L. Renck & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street - 25th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Renck, Jr. — 1-212-669-6389
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Robert L. Renck, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.L. Renck & Co., Inc., as of January 31, 2002, 19X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2002

p:\nyclnts\clients\c72305\013102fs

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section
Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
R.L. Renck & Co., Inc.
2 Rector Street - 25th Floor
New York, NY 10006

Gentlemen:

We have audited the accompanying statement of financial condition of R.L. Renck & Co., Inc. as of January 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.L. Renck & Co., Inc. as of January 31, 2002, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
March 11, 2002

R.L. RENCK & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2002

ASSETS

Cash	$ 26,811
Commissions receivable	1,445
Due from clearing broker	1,461
Research fee receivable	2,227
Secured demand note	75,000
Other assets	12,047
Total assets	$ 118,991

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities	
Payable to clearing broker	$ 76,055
Deferred revenues	16,633
Total liabilities	92,688
Liabilities subordinated to claims of general creditors	75,000
Commitments and contingencies	
Stockholders' equity (deficit)	
Preferred stock - $1 par value, series A cumulative, 10,000 shares authorized, 100 shares issued and outstanding (liquidation value $450 per share)	45,000
Common stock - $1 par value, 20,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	339,000
Accumulated deficit	(433,697)
Total stockholders' equity (deficit)	(48,697)
Total liabilities and stockholders' equity (deficit)	$ 118,991

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

R. L. Renck & Co., Inc. (the Company) is a registered securities broker/dealer and investment advisor. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Also, the Company provides advisory services to individuals and research services to institutional investors. The Company, an Illinois corporation, is a wholly-owned subsidiary of R. L. Renck Holdings, Inc.

(b) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement dates. Advisory and research fees are recognized on a monthly basis as earned.

(d) Income Taxes

The Company, as a subsidiary, files a consolidated federal tax return with its parent, R. L. Renck Holdings, Inc. The Company pays its parent for taxes on income on a separate company basis, after recognition of any self-incurred net operating losses. However, the Company does not receive any benefit from the parent for losses incurred, which may be offset by income elsewhere in the consolidated group.

Note 2 - Payable to Clearing Broker and Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors represent amounts received from a related company under a secured demand note collateral agreement, which matures October 31, 2003. The note payable bears interest at the broker call rate and is payable at the discretion of management. This note is collateralized by a treasury note. Interest on the underlying collateral is paid to the lender; there is no additional interest paid.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In accordance with the secured demand note collateral agreement for equity capital, the Company borrowed $76,410 against such collateral subject to the clearing broker's margin interest rates, which approximated 9.5% at January 31, 2002.

Note 3 - Deferred Revenues

Advisory fees are customarily invoiced quarterly in advance, which resulted in deferred revenues of $16,633 at January 31, 2002.

Note 4 - Related Party Transaction

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, which is scheduled to expire April 27, 2011, entitles the holders to purchase the Company's common stock at $5 per share.

The Company shares office space and services with its parent and other related entities. During the year, the parent charged management fees for these services aggregating $438,700. At January 31, 2002, there was no amount due to the parent.

Note 5 - Commitments and Contingencies

Cumulative Dividend Arrears

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% to be declared by the Board of Directors. Dividends on preferred stock are not accrued until declared. The Company's Board of Directors has not declared or disbursed any dividends since inception (April 27, 2001). However, approximately $2,700 of dividends in arrears as of January 31, 2002 could be subject to distribution in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary.

Note 6 - Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

At January 31, 2002, the Company had net capital of $14,256, which was $9,256 in excess of the requirement of $5,000. The Company's net capital ratio was 148%.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of January 31, 2002, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.